Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

November 24, 2017

Item 3	News Release

November 23, 2017 disseminated through Newsfile Corp. and SEDAR filed.

Item 4	Summary of Material Change

On November 23, 2017 the Company announced that the Effective Date for its name change from Curlew Lake Resources Inc. to C21 Investments Inc .is market open on Friday, November 24, 2017.

Item 5.1	Full Description of Material Change

See attached News Release dated November 23, 2017 for full particulars.

Item 5.2	Disclosure for Restructuring Transactions:	N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:	N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Robert Cheney, CEO
Phone: (604) 336-8613

Item 9	Date of Report

DATED this 24th day of November, 2017.

Per:	SIGNED: “Robert Cheney”
Robert Cheney, Chief Executive Officer

Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 336-8613 Fax: (604) 718 -2808

NEWS RELEASE

Curlew Lake Announces Effective Date for Name Change

(Vancouver, B.C.) November 23, 2017 – Curlew Lake Resources Inc. (CWQ.H) announces that at market open on Friday, November 24, 2017 (the “Effective Date”), its name will be changed to “C21 Investments Inc.”.

The TSX Venture Exchange has confirmed the Effective Date and advised that the Company’s new trading symbol will be “CXXI.H”.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

For additional information or to be added to the corporate mailing list please visit the following page: http://www.curlew-lake.com/curlew/contactus.html.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.